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     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 9, 1998

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 1


                                       TO

                                 SCHEDULE 13E-4

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               FORD MOTOR COMPANY
                (Name of the Issuer and Person Filing Statement)

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                      DEPOSITARY SHARES, EACH REPRESENTING
           1/2,000 OF A SHARE OF SERIES B CUMULATIVE PREFERRED STOCK
                         (Title of Class of Securities)

                                  345370 40 7
                     (CUSIP Number of Class of Securities)

                                J. M. RINTAMAKI
                                   SECRETARY
                               FORD MOTOR COMPANY
                               THE AMERICAN ROAD
                            DEARBORN, MICHIGAN 48121
                                 (313) 322-3000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

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                Please Address a Copy of All Communications to:

                               ARBIE R. THALACKER
                              SHEARMAN & STERLING
                               599 LEXINGTON AVE.
                            NEW YORK, NEW YORK 10022
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                                JANUARY 22, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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                               AMENDMENT NO. 1 TO


                ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4



     This Amendment No. 1 dated March 9, 1998 supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Original Statement") filed with the Securities and Exchange Commission on January 22, 1998 by Ford Motor Company (the "Company") regarding the Company's offer to purchase any and all Depositary Shares, each representing 1/2,000 of a share of its Series B Cumulative Preferred Stock (the "Depositary Shares"). A copy of the Offer to Purchase dated January 22, 1998 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.



     The Offer terminated at 5:00 p.m., New York City time, on Thursday, February 26, 1998. A total of 13,229,775 Depositary Shares (aggregate liquidation amount $330,744,375) were tendered and accepted for purchase in the Offer. Depositary Shares in the amount of 7,096,688 (aggregate liquidation amount $177,417,200) were not tendered in the Offer and remain outstanding.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 9, 1998


                                        FORD MOTOR COMPANY

                                        By: /s/ J. M. RINTAMAKI

                                           -------------------------------------
                                           Name: J. M. Rintamaki
                                           Title:  Secretary

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